
07005465

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 34790

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION



RECEIVED
2007

NAME OF BROKER-DEALER: Grant Bettingen, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

~~4100 Newport Place, Suite 630~~
(No. and Street)

Newport Beach (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Grant Bettingen (949) 851-5830
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Rd., Los Angeles, CA 90027
(Address) (City) (State) (Zip Code)

PROCESSED
APR 04 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Grant Bettingen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grant Bettingen, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CYNTHIA PRECIADO
COMM. #1607027
Notary Public - California
Orange County
My Comm. Expires Sep. 17, 2009
NR01
NR01

Notary Public

Signature

PRESIDENT

Title

State of California, County of Orange
Subscribed and sworn to (or affirmed) before me on this 20 day of February, 2007, by Grant Bettingen personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
Signature:

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2006

GRANT BETTINGEN, INC.

CONTENTS

PART I

Independent Auditor's Report 1
Statement of Financial Condition 2
Statement of Income 3
Statement of Changes in Stockholder's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6 - 9

SUPPLEMENTARY INFORMATION

Schedule of Operating Expenses 10

Computation of Net Capital pursuant to rule 15c3-1 of the Securities and Exchange Commission 11

PART II

Statement of Internal Control 12 - 14

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Grant Bettingen, Inc.
Newport Beach, California

I have audited the accompanying statement of financial condition of Grant Bettingen, Inc. (Company) as of December 31, 2006 and related statements of operations, cash flows, and changes in stockholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2006 and the results of its operations, cash flows and stockholder's equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements but includes supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Elizabeth Tractenberg, CPA
Los Angeles, California
February 8, 2007

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

GRANT BETTINGEN, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and equivalent		$ 269,984
Clearing broker deposits		78,797
Commissions receivable		299,752
Investments		
Securities		192,054
Warrants		18,026
Other receivable - net of allowance for bad debt of $15,000		2,190
Other assets and deposits		10,604
Prepaid expenses		109,008
Furniture, fixtures and equipment net of accumulated depreciation of $66,421		63,905
TOTAL ASSETS		$ 1,044,320

LIABILITIES AND STOCKHOLDER'S+A59 EQUITY

LIABILITIES		
Accounts payable		17,163
Accrued expenses		502,504
Accrued pension expenses		74,310
Accrued income taxes		23,226
Capital lease payable		35,656
Contingent liability reserve		57,285
TOTAL LIABILITIES		710,144
STOCKHOLDER'S EQUITY		
Common stock (100 shares issued at a stated value of $10 per share	$ 900	
Paid-in capital	336,018	
Less: Treasury stock	(74,775)	
Retained earnings	72,033	334,176
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 1,044,320

See Accompanying Notes to Financial Statements

GRANT BETTINGEN, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES		
Commissions	$	1,677,187
Investment banking income		1,044,727
Selling Concessions		
Insurance		217,513
Mutual funds		315,373
Dividend income		1,870
Interest income		91,298
Managed account fees		436,830
Realized trading gains and losses		(1,335)
Unrealized trading gains and losses		166,614
Other income		70,079
TOTAL REVENUES		4,020,156
DIRECT COSTS		
Commission Expense		2,521,187
Clearing Charges		22,509
Data & Quote Services		59,603
Filing Fees		37,588
TOTAL DIRECT COSTS		2,640,887
GROSS PROFITS		1,379,269
OPERATING EXPENSES - see page 10		1,298,942
INCOME BEFORE INCOME TAX PROVISION		80,327
INCOME TAX PROVISION		24,026
NET INCOME	$	56,301

See Accompanying Notes to Financial Statements

GRANT BETTINGEN, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock Shares	Common Stock	Treasury Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2005	90	$ 900	$ (74,775)	$ 336,018	$ 15,732	$ 277,875
Net Income					56,301	56,301
Balance, December 31, 2006	90	$ 900	$ (74,775)	$ 336,018	$ 72,033	$ 334,176

See Accompanying Notes to Financial Statements

GRANT BETTINGEN, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2006

Cash Flows from Operating Activities:	
Net income	$ 56,301
Unrealized appreciation (depreciation) of investments	(166,614)
Realized appreciation (depreciation) sale of warrants	
Realized appreciation (depreciation) on disposition of assets	1,335
Depreciation	7,924
Changes in operating assets and liabilities:	
Commissions receivable	(153,375)
Clearing broker deposit	(78,797)
Other receivables	25,070
Other assets and deposits	(2)
Prepaid expenses	(18,318)
Accounts payable	(31,573)
Accrued expenses	180,970
Accrued pension expenses	24,310
Contingent liability reserve	57,285
Income taxes payable	23,226
Net cash used in operating activities	(72,258)
Cash Flows for Investing Activities:	
Purchases of property and equipment	(25,824)
Sale of securities - net of purchase	88,990
Net Cash Used in Investing Activities	63,166
Cash Flows from Financing Activities:	
Capital lease payment	(4,494)
Net Cash Flows from Financing Activities	(4,494)
Net increase in cash	(13,586)
Cash at beginning of year	283,570
Cash at end of year	$ 269,984

SUPPLEMENTAL INFORMATION

Interest paid	$ 11,921
Income taxes paid	$ 800

See Accompanying Notes to Financial Statements

GRANT BETTINGEN, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - NATURE OF BUSINESS

Grant Bettingen, Inc. (the "Company") was incorporated in the State of California on March 6, 1980 and is registered with the Securities and Exchange Commission as a broker-dealer in securities. The Company is registered as a broker-dealer with the National Association of Securities Dealers, Inc. The Company is an introducing broker who clears all transactions with and for customers on a fully disclosed basis and does not handle customer funds or securities.

The Company has an agreement with clearing brokers to clear securities transactions, carry customers' accounts and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (SEC) Rule 15c3-3 (k)(2)(ii). As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - The Company recognizes revenue upon rendering of services.

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated using a modified accelerated cost recovery system. The estimated lives of the depreciable assets range from five to seven years.

Income taxes - Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB Statement No. 109, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities

Investments - Investments in securities are valued at cost.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

GRANT BETTINGEN, INC.
NOTES TO FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2006

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000), as defined, under such provisions. See page 11 for the computation of net capital.

NOTE 4 - DEPOSIT - CLEARING ORGANIZATION

The Company has an agreement with two clearing brokers which requires a minimum deposit of $25,000 and $50,000 respectively.

NOTE 5 – PROVISION FOR INCOME TAXES

The Company's fiscal year ends December 31, 2006. The Company files its taxes on an accrual basis. The provision for income taxes for the year consists of the following:

Federal	$ 16,555
State	6,670
	$ 23,225

NOTE 6 - PENSION PLAN

The Company maintains a qualified profit sharing plan for all eligible employees. Vesting benefits occur at the current IRS period established for this type of plan. Retirement costs amounted to $74,310 in fiscal 2006.

GRANT BETTINGEN, INC.
NOTES TO FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2006

NOTE 7 – CAPITAL LEASE PAYABLE

At December 31, 2006, the Company had one capital lease with a principal balance of $40,150 which matures in November 2009. Obligations under this Capital lease have been recorded in the accompanying financial statements at the present value of future minimum lease payments. Equipment held under this capital lease and included in property and equipment had a cost of $52,370 and accumulated depreciation of $18,319. Depreciation expense on the capital lease was $7,924 for the year ended December 31, 2006.

The future minimum lease payments under this capital lease and the net present value of the future minimum lease payments are as follows:

Year Ending	Amount
2007	$ 11,899
2008	12,060
2009	11,197
Total future minimum lease payments	$ 35,156
Less: amount representing interest	(5,060)
Present value of future minimum lease payments	$ 30,096

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company leases facilities in the County of Orange under a long-term lease agreement expiring through 2010. The annual rental commitments for years ending December 31 are as follows:

2007	$ 100,025
2008	102,070
2009	104,114
2010	8,690
	$ 314,899

GRANT BETTINGEN, INC.
NOTES TO FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2006

NOTE 9 – OFF BALANCE-SHEET RISK

The customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

NOTE 10 - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15c3-3.

A computation of reserve requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

NOTE 11 - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PER RULE 15c3-3.

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii). All customer transactions cleared through another broker-dealer on a fully disclosed basis.

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on Supplemental Information

Grant Bettingen, Inc.
Newport Beach, California

My report on my audit of the basic financial statements of Grant Bettingen, Inc. for December 31, 2006 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of operating expenses on Page 8 are presented for the purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, I express no opinion on them.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 8, 2007

415 North Camden Drive, Suite 220, Beverly Hills, CA 90210-4403
3832 Shannon Road, Los Angeles, CA 90027-1442
Phone (323) 669-0545 Fax (323) 669-0575 Cell Phone (310) 435-0746 Email elizabeth@tractenberg.net
www.tractenberg.net

GRANT BETTINGEN, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2006

OPERATING EXPENSES

Automobile expense	$	20,383
Depreciation		7,924
Dues and subscriptions		5,043
Equipment rental		1,029
Insurance		118,646
Interest expense		11,921
Licenses and permits		1,850
Office supplies		14,114
Officer commission		168,228
Outside services		128,230
Parking		9,528
Payroll and related expenses		425,651
Pension plan contribution		74,310
Postage		5,718
Printing		931
Professional fees		75,563
Provision for bad debt		15,000
Rent		102,577
Telephone		9,734
Trading errors		(51)
Travel		17,885
All other		84,728
TOTAL OPERATING EXPENSES	$	1,298,942

See Accompanying Notes to Financial Statements

GRANT BETTINGEN, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition		$ 334,176
Nonallowable assets:		
Investments - warrants	$ 18,026	
Other receivable	2,190	
Other assets and deposits	10,604	
Prepaid expenses	109,008	
Furniture, fixtures and equipment		
net of accumulated depreciation of $66,474	63,905	(203,733)
Net capital before hair cuts		130,443
Hair cut - investments		(28,808)
NET CAPITAL		$ 101,635
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness -		
6-2/3% of net aggregate indebtedness		$ 47,367
Minimum dollar net capital required		$ 5,000
Net Capital required (greater of above amounts)		$ 47,367
EXCESS CAPITAL		$ 54,269
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 30,621
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities		$ 710,144
Percentage of aggregate indebtedness to net capital		698.72%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$ 145,640
VARIANCE -	
Increase in accrued liabilities	(20,779)
Increase in taxes payable	(23,226)
NET CAPITAL PER AUDITED REPORT	$ 101,635

See Accompanying Notes to Financial Statements

PART II

GRANT BETTINGEN, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2006

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Grant Bettingen, Inc.
Newport Beach, California

In planning and performing my audit of the financial statements and supplemental schedules of Grant Bettingen, Inc. (the Company) for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

Board of Directors
Grant Bettingen, Inc.
Newport Beach, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Based on an SEC examination, it has been found that the Company has been accepting customer checks made payable to the Company putting the Company at the $250,000 capital level. It has also been noted during the examination that the Company did not prepare an accurate net capital computation for certain months under examination. However, the firm has taken steps to ensure that no customer checks are accepted and the monthly net capital computations are now prepared under the SEC Rule 17a-3(a)(11) and NASD Rule 3110.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2006 to meet the SEC's objectives.

Board of Directors
Grant Bettingen, Inc.
Newport Beach, California

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 8, 2007

END